Filed by Gogoro Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934,
as amended
Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)
Date: November 3, 2021

GOJEK AND GOGORO ANNOUNCE STRATEGIC PARTNERSHIP TO ELECTRIFY TWO WHEEL TRANSPORTATION IN INDONESIA

Gojek, the largest mobility and on-demand platform in Indonesia, and Gogoro, in cooperation with Pertamina, will deploy a battery swapping and two-wheel electric vehicle pilot in Jakarta.

As the third largest motorized two-wheel market in the world, Indonesia sees 7 million vehicles sold per year with less than 3% EV penetration.

Jakarta, Indonesia and Taipei, Taiwan, November 2, 2021 – Gojek, Southeast Asia’s leading mobile on-demand services platform, and Gogoro®, a global technology leader in battery swapping ecosystems that enable sustainable urban mobility, today announced a strategic partnership to electrify two wheel transportation in Indonesia. The partnership brings together two of Asia’s most innovative and sustainability-focused technology companies that are committed to introducing a new era of urban transportation.

The partnership between Gojek (a GoTo Group company) and Gogoro initially includes two key areas of cooperation. Firstly, GoTo Group is investing in Gogoro’s PIPE, and secondly, a cooperation between Gojek, Gogoro and Pertamina, on a battery swapping and Gogoro Smartscooter pilot scheme in Jakarta.

“One of the greatest challenges of our time, in Indonesia and around the world, is transforming our urban transportation into a new generation of smart and sustainable electric two-wheel vehicles that are accessible and people can embrace. Together with Gojek, and the Indonesian government’s support, we are on a path to making this happen,” said Horace Luke, founder and CEO, Gogoro. “Gogoro battery swapping is a new generation of electric fueling that provides an open platform for two-wheel vehicle makers to introduce new electric vehicles that enable fast, safe and easy to use refueling.”

“The partnership between Gojek and Gogoro brings together two like-minded companies that are dedicated to making smart electric transportation the norm throughout Indonesia. Such an ambition can only be achieved if multiple stakeholders work together, so partnerships like this are essential if we are to meet our goals to re-imagine intra-city transport” said Kevin Aluwi, Gojek Co-Founder and CEO. “By combining Gojek’s wide reach in Indonesia with Gogoro’s capabilities, we will be able to accelerate change and share the benefits of electric vehicles with more driver-partners and consumers. This represents a significant step towards our goal of fully electrifying our fleet of vehicles by 2030 and achieving a zero-emissions future.”

Gojek x Gogoro Pilot

Based in Jakarta, the Gojek x Gogoro pilot consists of 250 Gogoro Smartscooters and four GoStation battery swapping stations that will be located at Pertamina gas stations. Pertamina is the Indonesian state-owned oil and natural gas corporation. Together, both companies plan to scale up the pilot to 5,000 scooters and more battery swap stations in the future.

Gogoro has established itself as a global innovation leader in compact electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. At the heart of Gogoro’s ecosystem is the Gogoro Network, a hyper-efficient battery swapping platform that was recognized by Guidehouse Insights as the leading battery swapping company for lightweight urban vehicles in the world. With more than 400,000 riders and 2,100 battery swapping stations, Gogoro Network is hosting 270,000 daily battery swaps with more than 250 million total battery swaps to date.

In addition to the Gogoro Network, in 2015 Gogoro also unveiled its award-winning Gogoro Smartscooter as the world’s first smart electric two-wheel vehicle. In 2019 it established the Powered by Gogoro Network Program (PBGN) that provides Gogoro’s vehicle maker partners access to Gogoro innovations including its intelligent drivetrains and controllers, components and smart systems, so they can develop and roll-out unique electric vehicles that integrate Gogoro Network battery swapping.

The Gojek x Gogoro pilot is also in line with Gojek’s sustainability goals and ongoing efforts to reduce its carbon footprint. In April this year, Gojek released its first Sustainability Report, where it outlined its plans to achieve Zero Emissions by 2030, including transitioning its fleet to 100% electric vehicles. As part of this, Gojek is actively exploring ways to develop a comprehensive electric vehicle ecosystem, by leveraging technology to address the barriers to adoption for driver-partners and ensure an optimal consumer experience.

GoTo Invests in Gogoro

In September 2021, GoTo invested in the PIPE financing in connection with the business combination that Gogoro entered into with Poema Global Holdings Corp. The transaction is expected to close in early 2022. GoTo is the largest technology group in Indonesia and the “go-to’ ecosystem for daily life which consist of the largest mobility and on-demand platform (Gojek), the largest e-commerce platform in Indonesia (Tokopedia) and leading payment and financial services (GoTo Financial).

About GoTo Group

GoTo Group is the largest technology group in Indonesia and the “go to” ecosystem for daily life, capturing a majority of Indonesian consumer household expenditure. GoTo combines e-commerce, on-demand and financial services through the Gojek, Tokopedia and GoTo Financial brands, creating the first platform in Southeast Asia to host these three essential use cases in one ecosystem. GoTo’s mission is to “Empower Progress” by offering an unparalleled selection of goods and services through a comprehensive merchant and partner network and promoting financial inclusion through its leading payments and financial services business.

About Gojek

Gojek is Southeast Asia’s leading on-demand platform and a pioneer of the multi-service ecosystem model, providing access to a wide range of services including transportation, food delivery, logistics and more. Gojek is founded on the principle of leveraging technology to remove life's daily frictions by connecting consumers to the best providers of goods and services in the market.

The company was first established in 2010 focusing on courier and motorcycle ride-hailing services, before launching the app in January 2015 in Indonesia. Since then, Gojek has grown to become the leading on-demand platform in Southeast Asia, providing access to a wide range of services from transportation, to food delivery, logistics and many others.

As of March 2021, Gojek’s application has been downloaded more than 190 million times by users across Southeast Asia.

Gojek is dedicated to solving the daily challenges faced by consumers, while improving the quality of life for millions of people across Southeast Asia, especially those in the informal sector and micro, small and medium enterprises (MSMEs).

The Gojek application is available for download via iOS and Android.

Gojek Sustainability Report

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @WeAreGogoro

Gojek Media Contact:

Sharmaine Tan, Gojek

+65 8333 3140

sharmaine.tan@gojek.com

Gogoro Media Contacts:

Jason Gordon, Gogoro

+1 206-778-7245

jason.gordon@gogoro.com

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share including in Indonesia, the ability of Gogoro’s business model to be successful in the future, future products, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand in Indonesia and globally, any benefits of Gogoro’s partnerships including its partnership with Gojek and Pertamina, and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings in section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.